Mail Stop 3561

February 22, 2010

James E. Ferrell
Chief Executive Officer
Ferrellgas Partners, L.P.
7500 College Boulevard, Suite 1000
Overland Park, KS 66210

> **Re:** **Ferrellgas Partners, L.P.**
> **Ferrellgas Partners Finance Corp.**
> **Ferrellgas, L.P.**
> **Ferrellgas Finance Corp.**
> **Form 10-K for Fiscal Year Ended July 31, 2009**
> **Filed September 28, 2009**
> **Form 10-K/A for Fiscal Year Ended July 31, 2009**
> **Filed November 6, 2009**
> **File No. 1-11331**

Dear Mr. Ferrell:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

1. We note your disclosures that the weather has a significant impact on your business. Please expand this section to also discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your Risk Factor concerning the world-wide financial crisis. As applicable, please discuss the impact of this trend or any other material trend and whether you expect the trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

    - Economic or industry-wide factors relevant to your company, and
    - Material opportunities, challenges, and
    - Risk in the short and long term and the actions you are taking to address them.

    See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Directors and Executive Officers of the Registrants, page 58

2. Please revise to describe the business experience of each director for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(a) of Regulation S-K.

Other Potential Post-Employment Payments, page 78

3. In the second paragraph on page 80 you state "Should a termination of employment occur resulting from a termination other than for cause or termination for good reason, each as defined in the employment agreement, each of our NEOs will be entitled to:" Please revise your disclosure to explain what constitutes "a termination for cause or termination for good reason" rather that referring the reader to the employment agreement.

Certain Relationships and Related Transactions, page 85

4. We note that you have not disclosed any related party transactions here but have directed the reader to Note K of your Notes to Consolidated Financial Statements. Please disclose here your transactions with related parties such as Samson Dental Practices Management, LCC and Fleischman-Hillard Inc. With regard to transactions with your general partner, please augment your cross reference to identify that your cross reference relates to transactions with your general partner.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James E. Ferrell
Ferrellgas Partners, L.P.
February 22, 2010
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director